VENDUNI, INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
Venduni, Inc.
Dallas, Texas

We have reviewed the accompanying consolidated financial statement of Venduni Inc. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2025, and the related statement of operations, statement of stockholders' equity, and cash flows for the year ended December 31, 2025 and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 11, 2026
Calabasas, CA 91302

VENDUNI, INC.

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

As of December 31,		2025
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	48
Due from Related Party		351,410
Total Current Assets		**351,458**
Property and Equipment, net		72,897
Total Assets	**$**	**424,355**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	127,056
Related Party Loan		153,729
Accrued Interest on Related Party Loans		26,796
Total Current Liabilities		**307,581**
Total Liabilities		**307,581**
STOCKHOLDERS' EQUITY		
Common Stock		897
Subscription Receivable		(850)
Additional Paid in Capital		315,511
Accumulated Deficit		(198,784)
Total Stockholders' Equity		**116,774**
Total Liabilities and Stockholders' Equity	**$**	**424,355**

See accompanying notes to Consolidated financial statement

VENDUNI, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	**2025**
(USD $ in Dollars)	
Net Revenue	$ 141,493
Cost of Goods Sold	68,127
Gross Profit	**73,366**
Operating Expenses	
General and Administrative	125,484
Selling and Marketing	-
Total Operating Expenses	**125,484**
Net Operating Loss	**(52,118)**
Interest Expense	15,231
Other Loss	(8,218)
Loss Before Provision for Income Taxes	**(59,131)**
Provision/(Benefit) for Income Taxes	-
Net Loss	**$ (59,131)**

See accompanying notes to Consolidated financial statement

VENDUNI, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Accumulated Deficit	Subsription Receivable	Total Stockholders' Equity/(Deficit)
Balance—December 31, 2024	**8,500,000**	**$ 850**	**$ 1,000**	**$ (139,653)**	**$ (850)**	**$ (138,653)**
Conversion of Notes into Common Stock	471,843	47	314,511	-		314,558
Net Loss	-	-	-	(59,131)	-	(59,131)
Balance—December 31, 2025	**8,971,843**	**$ 897**	**$ 315,511**	**$ (198,784)**	**$ (850)**	**$ 116,774**

See accompanying notes to Consolidated financial statement

For the Years Ended December 31,		2025
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(59,131)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property		22,864
Accrued Interest on Convertible Notes		4,739
Accrued Interest on Related Party Loans		15,231
Changes in Operating Assets and Liabilities:		
Prepaids and Other Current Assets		
Due From Related Parties		(171,558)
Accounts Payable		15,126
Other Current Liabilities		(4,636)
Net Cash Used In Operating Activities		**(177,365)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		-
Net Cash Used in Investing Activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock		-
Proceeds/(Repayment) of Related Party Loans		72,024
Proceeds/(Repayment) on Convertible Notes		105,000
Net Cash Provided by Financing Activities		**177,024**
Change in Cash & Cash Equivalents		**(341)**
Cash & Cash Equivalents —Beginning of The Year		389
Cash & Cash Equivalents—End of The Year	**$**	**48**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$	-
NON CASH INVESTING AND FINANCING ACTIVITIES		
Issuance of Equity in Return for Note		314,558
Issuance of Equity in Return for Accrued Payroll and Other Liabilities		

See accompanying notes to Consolidated financial statement

1. NATURE OF OPERATIONS

Venduni, Inc. was incorporated on December 19, 2024, in the state of Delaware. The Company has a wholly owned subsidiary, Venduni Master Operating LLC, which was formed on July 20, 2023, in the state of Texas. The consolidated financial statements of Venduni, Inc. (which may be referred to as the "Company", "we", "us", "our" or "Venduni") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dallas, Texas.

Venduni is transforming how consumers enjoy artisanal products by seamlessly blending cutting-edge technology with premium smart hospitality. Venduni's innovative Smart Cafes deliver high-quality food and beverages directly to consumers, eliminating the need for traditional restaurant visits, take-out, or delivery services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation

The Company's consolidated financial statements include accounts of a subsidiary Venduni Master Operating LLC over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash in banks. As of December 31, 2025, the Company's cash did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5 years
KioSoft Machine	5 years
SandStar Machines	5 years
Wall-Infrastructure	5 years

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at a point-in-time when a customer takes possession of the goods.

Cost of Sales

Cost of sales includes the cost of retail products, raw materials, and ingredients.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Related Party Transactions

The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2025
Furniture and Equipment	$ 3,950
KioSoft Machine	55,680
SandStar Machines	40,516
Wall-Infrastructure	14,171
Property and Equipment, at cost	**114,317**
Accumulated Depreciation	(41,420)
Property and Equipment, net	**$ 72,897**

Depreciation expense for the year ended December 31, 2025, was $22,864.

4. DEBT

Related Party Loans

During 2023, the group borrowed funds from related parties under loan agreements. The details are provided below:

				As of December 31, 2025		
Debt Instrument Name	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
Harberg Inc, - Line of Credit	10.00%	8/1/2023	12/31/2026	$ 146,632	$ -	$ 146,632
TDJ Global Concepts, LLC - Line of Credit	8.00%	8/1/2023	12/31/2026	7,097	-	7,097
Total				**$ 153,729**	**$ -**	**$ 153,729**

Convertible Note

In 2025, the Company converted $295,000 of convertible notes and $19,558 of accrued interest into 471,843 shares of common stock at a weighted-average conversion price of around $0.67.

5. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,325,000 shares of common stock at a par value of $0.0001. As of December 31, 2025, 8,971,843 shares of common stock have been issued and are outstanding, including 471,843 shares issued in connection with the conversion of convertible notes during 2025 (see Note 4 - Debt).

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 consists of the following:

For the Year Ended December 31,	2025
Net Operating Loss	$ (12,418)
Valuation Allowance	12,418
Net Provision For Income Tax	**$ -**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025 are as follows:

As of December 31,		2025
Net Operating Loss	$	(41,745)
Valuation Allowance		41,745
Total Deferred Tax Asset	**$**	**-**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $198,784. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, the Company had no accrued interest and penalties related to uncertain tax positions.

7. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. RELATED PARTY TRANSACTIONS

In 2023, the Company entered into a line of credit agreement with TDJ Global Concepts, LLC in the amount of $100,000, bearing interest at 8% per annum. TDJ Global Concepts, LLC is the 100% owner of Venduni Inc. and is considered a related party. As of December 31, 2025, the outstanding balance under this line of credit was $7,097.

In 2023, the Company also entered into a line of credit agreement with Harberg Inc. in the amount of $125,000, bearing interest at 10% per annum. Harberg Inc. is owned by Joseph L. Harberg, who is a shareholder of TDJ Global Concepts,

Inc., the Company's parent, and is therefore considered a related party. As of December 31, 2025, the outstanding balance under this line of credit was $146,632.

In 2025, the Company converted $295,000 of convertible notes and $19,558 of accrued interest into 471,843 shares of common stock at a weighted-average conversion price of approximately $0.67 per share. The convertible notes were held by the following related parties:

- MSJ Interests, LLC, a company owned by the children of Joseph L. Harberg, a shareholder in TDJ Global Concepts, LLC, invested $20,000 through a convertible note. The note, including accrued interest, was converted into 32,460 shares of common stock on April 10, 2025.
- HJH Interests, LLC, a company owned by the siblings of Joseph L. Harberg, a shareholder in TDJ Global Concepts, LLC, invested $20,000 through a convertible note. The note, including accrued interest, was converted into 32,460 shares of common stock on April 10, 2025.
- Paola Venessa Borga, sister of Espartaco Borga (a shareholder in TDJ Global Concepts, LLC), invested $40,000 through a convertible note. The note, including accrued interest, was converted into 60,987 shares of common stock on April 10, 2025.
- Antonio De La Pena Soto, brother-in-law of Espartaco Borga (a shareholder in TDJ Global Concepts, LLC), invested $40,000 through a convertible note. The note, including accrued interest, was converted into 60,987 shares of common stock on April 10, 2025.

As of December 31, 2025, the Company had an outstanding balance of $18,000 classified as accounts payable related to intercompany transactions with La Duni, a related party. The Company currently purchases most of its products from La Duni.

In 2024 and 2025, the Company covered certain expenses on behalf of La Duni Concepts LLC, a company owned by Espartaco Borga and Dunia Terselich Borga, who are shareholders of TDJ Global Concepts, LLC and therefore related parties. Management expects repayment as operating cash flows improve and has determined that no allowance is required as of December 31, 2025. As of December 31, 2025, the outstanding balance due from this related party is $351,410.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $52,118, an operating cash flow loss of $177,365, and liquid assets in cash of $48, which is less than a year's worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management is actively pursuing additional financing, including an ongoing Wefunder crowdfunding campaign, to support operations. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned

development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

10. SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.